

July 19, 2013

Via Email
Rajeev K. Aggarwal
Chief Executive Officer
Cvent, Inc.
8180 Greensboro Drive, 9th Floor
McLean, VA 22102

> **Re: Cvent, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-189837**

Dear Mr. Aggarwal:

We have reviewed your letter dated July 3, 2013, and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated June 24, 2013.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-8

1.   We note your response to comment 9. Please tell us how the features of the subscription-based arrangements are priced from the customer's perspective and if the subscription-based arrangements are ever sold without the registration features. In addition, please tell us the rationale for the pricing method distinctions among the full subscription arrangements, the up-sells and overages. Explain how those pricing distinctions relate to the differing revenue recognition patterns for each of these service fee arrangements.

3. Net Income (Loss) Per Share, page F-14

2.   We note your response to comment 13. Please tell us why you did not allocate income to the Series A Convertible Preferred Stock ("preferred stock") and common stockholders instead of including the number of preferred stock outstanding with the weighted average common shares outstanding. We refer you to the Example 9 of ASC 260-10-55-71. Further, a separate presentation of basic earnings per common stock would allow for a presentation of separate diluted earnings per common stock. The preferred stock would be included in that diluted earnings per common stock on an as-if converted basis. We refer you to ASC 260-10-45-6 and ASC 260-10-45-59A through 68B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-Mail</u>
        Mark R. Fitzgerald
        Michael C. Labriola
        Mark G.C. Bass
        Wilson Sonsini Goodrich & Rosati